Alston&Bird llp
One Atlantic Center
1201 West Peachtree Street
Atlanta, Georgia 30309-3424
404-881-7000
Fax: 404-881-7777
www.alston.com

Rosemarie A. Thurston	Direct Dial: 404-881-4417	E-mail: rosemarie.thurston@alston.com
May 25, 2010
VIA EDGAR AND OVERNIGHT DELIVERY
Ms. Karen J. Garnett
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington, DC 20549
Re:	Steadfast Income REIT, Inc. Pre-Effective Amendment No. 4 to the Registration Statement on Form S-11 (File No. 333-160748)
Dear Ms. Garnett:
     This letter sets forth the responses of our client, Steadfast Income REIT, Inc. (the “Issuer”), to the comments by the staff (the “Staff”) of the U.S. Securities and Exchange Commission, in the Staff’s letter, dated May 18, 2010, regarding the Issuer’s registration statement on Form S-11 (the “Registration Statement”). For your convenience, we have set forth below each of your comments (or requests) followed by the relevant response.
Risk Factors, page 16
1.	Comment: We note that your offering is no longer structured as a minimum/maximum offering. Please include a risk factor that addresses the risks presented by the fact that there is no minimum offering amount.

Ms. Karen J. Garnett
May 25, 2010

     Response: The Issuer undertakes to include the following new risk factor at page 16 of Pre-Effective Amendment No. 5 to the Registration Statement (“Amendment No. 5”):
     There is no minimum offering amount for this offering. As a result, we may immediately use investors’ funds as described in the prospectus, and the amount of proceeds we raise in our private offering and this offering may be substantially less than the amount we would need to achieve a broadly diversified property portfolio.
     There is no minimum offering amount for this offering. As a result, we may immediately use the funds raised in this offering and our private offering to make investments as described in the prospectus. However, there is no assurance that we will be successful in raising additional funds in this offering and the amount of funds we raise in our private offering and this offering may be substantially less than the amount we would need to acquire any specific real estate investment or to achieve a broadly diversified investment portfolio. If we are unable to raise significant funds from this offering, our ability to achieve our investment objectives could be hindered, which could result in a lower return on your investment.
Adverse Business Developments, page 98
2.	Comment: Refer to the last sentence in this paragraph. Please clarify whether the reference to “those properties secured by non-recourse debt” is limited to Steadfast Woodranch, LLC and Steadfast Heritage, LLC. If not, please expand the disclosure to describe in more detail the properties secured by non-recourse debt that have experienced material adverse business developments.

Response: The Issuer undertakes to revise the disclosure at page 98 of Amendment No. 5 to clarify that only the properties owned by Steadfast Woodranch, LLC and Steadfast Heritage, LLC have experienced material adverse business developments. The Issuer proposes to revise the sentence referred to above as follows: “However, aside from the properties owned by Steadfast Woodranch, LLC and Steadfast Heritage, LLC, each of which is encumbered by non-recourse debt, the adverse effects experienced by Steadfast Companies to date have not been significant.”
Exhibit 5.1 — Legal Opinion
3.	Comment: Refer to assumption number 6, which relates to the total number of shares that the company is authorized to issue under the Charter. Counsel must opine that the shares have been duly authorized and it is not appropriate for counsel to assume that the company has sufficient authorized shares as of the date of the opinion. Please provide a revised opinion that omits or limits this assumption. Counsel may revise the legal opinion so that it is based on facts that exist as of the date of the opinion.

Ms. Karen J. Garnett
May 25, 2010

Response: Maryland counsel to the Issuer (“Counsel”) notes that assumption number 6 assumes that the Issuer will have sufficient authorized shares of common stock (the “Shares”) upon the future issuance of any of the Shares and does not assume that the Issuer has sufficient authorized Shares as of the date of the opinion. The Shares will be issued in a continuous offering over a two-year period, subject to extension to three years. Although there are sufficient Shares available as of the date of the opinion to complete the offering, numerous events outside of Counsel’s control (e.g., other issuances that deplete the Issuer’s authorized capital or an amendment to the Issuer’s charter to decrease the number of authorized Shares) could occur between now and the end of the offering period that would prevent the valid issuance of some of the Shares. Pursuant to Item 601(b)(5) of Regulation S-K, Counsel’s opinion states that, when issued, the Shares will be validly issued, fully paid and nonassessable and does not state that the Shares will be validly issued as of the date of the opinion. Therefore, Counsel respectfully submits that assumption number 6 is necessary and should not be omitted.
     We trust that we have sufficiently responded to your comments. Should you have any further questions or need additional information, please do not hesitate to contact me at (404) 881-4417.

Sincerely,
/s/ Rosemarie A. Thurston
Rosemarie A. Thurston
Enclosures
cc:   Mr. Gustav F. Bahn